Exhibit (e)(4)

STRICTLY CONFIDENTIAL

PRIVATE AND CONFIDENTIAL

September 10, 2020

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Dear Daniel:

This letter agreement (this “Agreement”) is entered into between Immunomedics, Inc. (the “Company”) and Gilead Sciences, Inc. (“Gilead”) in connection with a possible acquisition of the Company by Gilead (the “Transaction”). As an inducement to Gilead’s efforts to enter into a definitive agreement providing for a Transaction, from the date of this letter through the Exclusivity Termination Time (as defined below), the Company agrees that it will not, and it will cause its representatives not to, (i) continue any negotiations with any party other than Gilead and its affiliates (a “Third Party”) with respect to a possible acquisition of the Company by such Third Party (a “Competing Transaction”), (ii) solicit, initiate or knowingly encourage any proposals or offers from any Third Party with respect to a Competing Transaction or (iii) enter into any agreement with a Third Party relating to a Competing Transaction. As used in this letter, “Exclusivity Termination Time” means the earliest of (a) the execution of a definitive agreement by Gilead and the Company providing for a Transaction, if any, (b) 6:00 a.m. (Eastern Time) on Monday, September 14, 2020, or such later date as the parties may mutually agree in writing (email being sufficient) and (c) the time at which Gilead informs the Company or its representatives that Gilead intends to not proceed with a Transaction at a price of at least $88.00 per share in cash and otherwise on the terms contemplated in that certain letter, dated as of September 9, 2020, from Gilead to the Company setting forth the terms and conditions of a possible Transaction (the “Proposal”).

Nothing in this letter agreement shall be construed as an obligation of the Company or Gilead or their respective affiliates to proceed with a Transaction. This letter agreement shall be kept confidential and its contents may not be disclosed by Gilead or any of its representatives or affiliates to any other party without the company’s prior written consent.

If the foregoing is acceptable and agreed to by Gilead, please sign on the line provided below to signify such acceptance and agreement.

Sincerely,

IMMUNOMEDICS, INC.

By:	/s/ Jared Freedberg
Name: Jared Freedberg
Title: General Counsel

Accepted and agreed as of

the date first written above:

GILEAD SCIENCES, INC.

By:	/s/ Daniel O’Day
Name: Daniel O’Day
Title: Chairman and Chief Executive Officer